August 29, 2024

Q2 2024 BUSINESS UPDATE

This release includes business updates and unaudited interim financial results for the three ("Q2", "Q2 2024" or the "Quarter") and six months (“1H 2024) ended June 30, 2024 of Cool Company Ltd. ("CoolCo" or the "Company").

Q2 Highlights and Subsequent Events

•Generated total operating revenues of $83.4 million in Q2, compared to $88.1 million for the first quarter of 2024 ("Q1" or "Q1 2024") primarily related to a drawn-out drydock, lower rates on our single variable charter and lower vessel management fees as contracts came to an end, partly offset by two vessels rolling over to higher rates;
•Net income of $26.51 million in Q2, compared to $36.81 million for Q1 with the decrease primarily related to a reduced unrealized gain on our mark-to-market interest rate swaps;
•Achieved average Time Charter Equivalent Earnings ("TCE")2 of $78,400 per day for Q2, compared to $77,200 per day for Q1, supported by full quarter contributions from two vessels that recently started higher rate charters;
•Adjusted EBITDA2 of $55.7 million for Q2, compared to $58.5 million for Q1;
•Secured a 14-year charter with GAIL (India) Limited during Q2 for one of the two state-of-the-art MEGA LNG carriers currently under construction at Hyundai-Samho (the "Newbuilds");
•Completed our first drydock in Q2 in 43 days and subsequently finished two more drydocks in a timely manner in Q3 2024, taking 21 and 20 days respectively. A fourth drydock, which includes LNGe upgrade, is scheduled for completion in Q4 2024 and is expected to take 45 days;
•Secured a one-year time charter agreement for a TFDE vessel starting in Q3 2024 with an energy major and participating in two formal processes for Kool Tiger, our other MEGA LNG carrier currently under construction; and
•Declared a quarterly dividend of $0.41 per share, payable to shareholders of record on September 9, 2024.

Richard Tyrrell, CEO, commented:

“During Q2 and the early part of Q3, CoolCo has taken advantage of the seasonally quieter months to complete drydocks and secure additional forward charter cover for both the relative short term and the long term. Our TCE performance for the second quarter increased to $78,400 per day, as the seasonal impact on our one market-linked charter was more than offset by the full-quarter contributions from two vessels that recently began improved time charters.

CoolCo navigated the flat chartering market since our last reporting through a back-to-back 12-month charter that increased its backlog to $1.8 billion. Despite the continuing market volatility, geopolitical uncertainty and focus on energy security that continues to figure prominently in the LNG market, several charterers are adopting short shipping strategies that have the potential to spur sudden demand. Meanwhile, high gas inventories in Europe are increasingly driving LNG shipments longer haul to a diverse set of Asian markets, supporting ton-mile demand and causing the global LNG carrier fleet to be underrepresented in the Atlantic Basin ahead of the winter market.

1 Net income for Q2 2024 includes a mark-to market gain on interest rate swaps amounting to $4.1 million (Q1 2024: $11.3 million), of which $1.0 million was unrealized gain (Q1 2024: $8.1 million).
2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

We look forward to taking delivery of our two state-of-the-art newbuilds later this year, one of which has already secured a 14-year time charter to service the fast-growing Indian LNG market. Following our recent chartering activity, our fleet is now largely fixed through the medium term. We are focused on securing additional coverage for our limited charter market exposure in 2024-25, while maintaining the flexibility to benefit from the substantial market tightening we anticipate as vast new LNG volumes come online in 2025-26. Due to full charter coverage and improved drydock performance, we expect a moderate increase in TCE rate and time and charter voyage revenues for the third quarter compared to the second quarter.”

Financial Highlights

The table below sets forth certain key financial information for Q2 2024, Q1 2024, Q2 2023, 1H 2024 and for the six months ended June 30, 2023 (“1H 2023”).

(in thousands of $, except average daily TCE)	Q2 2024	Q1 2024	Q2 2023	1H 2024	1H 2023
Time and voyage charter revenues	76,401	78,710	82,071	155,111	173,239
Total operating revenues	83,372	88,125	90,316	171,497	188,965
Operating income	41,361	44,097	45,484	85,458	97,506
Net income [1]	26,478	36,812	44,646	63,290	114,778
Adjusted EBITDA[2]	55,679	58,541	59,894	114,220	127,708
Average daily TCE[2] (to the closest $100)	78,400	77,200	81,100	77,800	82,500

LNG Market Review

The average Japan/Korea Marker gas price ("JKM") for the Quarter was $11.05/MMBtu compared to $9.43/MMBtu for Q1 2024; with average JKM for Q3 2024 at $10.88/MMBtu as of August 22, 2024. The Quarter commenced with Dutch Title Transfer Facility gas price ("TTF") at $8.76/MMBtu and quoted TFDE headline spot rates of $39,500 per day. The Quarter concluded with TTF at $10.70/MMBtu and quoted TFDE headline spot rates of $60,250 per day. The TFDE headline spot rate has subsequently stabilized at around this level and was quoted at $65,000 per day as of August 16, 2024.

The combination of very high European gas inventories and strong commodity pricing has resulted in a sharp reduction in shipping from the US Gulf into Europe and a correspondingly sharp increase in long-haul, inter-basin voyages. These increased Pacific volumes have been absorbed in part by India and China, but also by a diverse set of importing markets including Thailand, Singapore, Vietnam, and the Philippines.

The combination of geopolitical uncertainty and an oscillation of charter market strength between East and West continues to stretch the LNG carrier fleet even during the seasonally quieter months. With the winter season ahead, the disposition of the global fleet is increasingly skewed towards the Pacific Basin, setting the stage for increased volatility if typical seasonal conditions prevail following two consecutive mild winters.

1 Net income for Q2 2024 includes a mark-to market gain on interest rate swaps amounting to $4.1 million (Q1 2024: $11.3 million), of which $1.0 million was unrealized gain (Q1 2024: $8.1 million).
2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Operational Review

CoolCo's fleet continued to perform well with a Q2 fleet utilization of 99% compared to 95% for Q1 2024. The offhire was technical in nature and related to the drawn out drydock of the Kool Crystal, which went into drydock in early May and was completed during the Quarter. The Kool Frost entered the yard for its drydock towards the end of the Quarter, with a further two vessels scheduled to start their drydocks during the third quarter of 2024. The average cost of these drydocks is estimated to be approximately $5.5 million per vessel. The last drydock scheduled for this year will also include the upgrade of a vessel to LNGe specification through the retrofit of a sub-cooler with high liquefaction capacity and other performance enhancements at an estimated cost of an additional $15.0 million and an additional 20 days off-hire.

Business Development

The chartering of one of CoolCo’s two Newbuilds sets a strong foundation for the second Newbuild and CoolCo continues to be in discussions with potential charterers regarding its employment of its other newbuild vessel, which is part of two formal bidding processes. CoolCo is also developing leads for its other vessel redelivering late in the second half of 2024.

Financing and Liquidity

At the end of Q1 2024, the Company closed the upsize of the existing $520 million term loan facility maturing in May 2029 in anticipation of the maturity of the two existing sale & leaseback facilities (Kool Ice and Kool Kelvin) during the first quarter of 2025. As previously disclosed, the maximum $200 million upsize is available on a delayed drawdown basis, at our option.

As of June 30, 2024, CoolCo had cash and cash equivalents of $84.4 million and total short and long-term debt, net of deferred finance charges, amounting to $1,002.4 million. In addition, CoolCo has approximately $77 million remaining undrawn capacity under its Newbuild Vessel pre-delivery facility. Total Contractual Debt2 stood at $1,108.3 million, which is comprised of $466.2 million in respect of the $570 million bank facility maturing in March 2027, $442.5 million in respect of the $520 million term loan facility maturing in May 2029, $159.6 million of sale and leaseback financing in respect of the two vessels maturing in the first quarter of 2025 (Kool Ice and Kool Kelvin) and $40.0 million in respect of the Newbuilds' financing.

Overall, the Company’s interest rate on its debt is currently fixed or hedged for approximately 76% of the notional amount of net debt, adjusting for existing cash on hand.

Corporate and Other Matters

As of June 30, 2024, CoolCo had 53,702,846 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,448,456 (41.8%) were owned by other investors in the public markets.

In line with the Company’s variable dividend policy, the Board has declared a Q2 dividend of $0.41 per common share. The record date is September 9, 2024 and the dividend will be distributed to DTC-registered shareholders on or around September 16, 2024, while due to the implementation of the Central Securities Depositories Regulation in Norway, the dividend will be distributed to Euronext VPS-registered shareholders on or around September 20, 2024.

2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Outlook

The LNG carrier charter market remains divided between the highly variable spot market and the more stable time charter market. With the spot market dominated by sub-lets and steam turbine carriers, while more modern tonnage owned by independent owners, such as CoolCo, prioritize term charters, where prevailing rates remain within a narrower and materially higher range.

Long-term initial charters on legacy steam turbine vessels continue to end, returning these vessels to a charter market that increasingly favors more modern, fuel-efficient tonnage with superior boil-off and environmental profiles. Representing approximately 30% of the global LNG carrier fleet, these legacy vessels face reduced utilization and future prospects, presenting substantial potential for a combination of scrapping, conversion into floating infrastructure, or redeployment into niche regional trades.

In contrast to the volatility and uncertainties of the near-term market, we believe longer-term sector prospects remain strongly supported by the pipeline of new liquefaction projects that have already reached Final Investment Decision (FID) and are set to increase the total volume of LNG on the water by more than 50% in the coming years. The sizable current newbuild orderbook consists mainly of vessels secured on a long-term basis to transport these new volumes, with a significant portion of that orderbook destined for charterers who have traditionally been disinclined to maximize vessel utilization through the out-charter/sub-let market. Coupled with the departure of steam turbine ships from mainstream trades, net fleet growth in the years ahead is expected to be well matched and potentially outpaced by expected increased demand for modern LNG carrier tonnage. With both an energy security focus and winter market factors capable of absorbing even more tonnage beyond underlying transportation demand, we anticipate that the multi-year outlook remains highly favorable for independent owners of high-quality modern vessels.

Forward Looking Statements

This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements within the meaning of and made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities and events that will, should, could, are expected to or may occur in the future are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions. These forward-looking statements include statements relating to our outlook, industry trends, expected results, including our expected TCE and revenue in the third quarter of 2024, expectations on chartering and charter rates, chartering plan, expected drydockings including the cost, timing and duration thereof, and impact of performance enhancements on our vessels, timeline for delivery of newbuilds, dividends and dividend policy, expected growth in LNG supply and the impact of new liquefaction projects on LNG volume expected industry and business trends and prospects including expected trends in LNG demand and market trends and potential future drivers of demand expected trends in LNG shipping capacity including net fleet growth, LNG vessel supply and demand factors impacting supply and demand of vessels, rates and expected trends in charter rates, backlog, contracting, utilization and LNG vessel newbuild order-book, expected multi-year outlook for independent operators, statements made under “LNG Market Review” and “Outlook” and other non-historical matters.

The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:

•general economic, political and business conditions, including sanctions and other measures;
•general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•changes in demand in the LNG shipping industry, including the market for our vessels;
•changes in the supply of LNG vessels;
•our ability to successfully employ our vessels;
•changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for the LNG shipping industry;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•our expectations regarding the availability of vessel acquisitions;
•our ability to procure or have access to financing and refinancing;
•continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange and interest rates;
•potential conflicts of interest involving our significant shareholders;
•our ability to pay dividends;
•information system failures, cyber incidents or breaches in security;

•adjustments in our ship management business and related costs; and
•other risks indicated in the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submission to the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited condensed consolidated financial statements for the six months ended June 30, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the six months ended June 30, 2024 includes a fair review of important events that have occurred during the period and their impact on the interim unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions.

August 29, 2024
Cool Company Ltd.
London, UK

Questions should be directed to:
c/o Cool Company Ltd - +1(441) 295 2244

Richard Tyrrell (Chief Executive Officer & Director)	Cyril Ducau (Chairman of the Board)
John Boots (Chief Financial Officer)	Antoine Bonnier (Director)
Joanna Huipei Zhou (Director)
Sami Iskander (Director)
Neil Glass (Director)
Peter Anker (Director)

Cool Company Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended			For the six months ended
(in thousands of $)	Apr-Jun 2024	Jan-Mar 2024	Apr-Jun 2023	Jan-Jun 2024	Jan-Jun 2023
Time and voyage charter revenues	76,401	78,710	82,071	155,111	173,239
Vessel and other management fee revenues	2,479	4,923	3,757	7,402	7,133
Amortization of intangible assets and liabilities - charter agreements, net	4,492	4,492	4,488	8,984	8,593
Total operating revenues	83,372	88,125	90,316	171,497	188,965

Vessel operating expenses	(17,037)	(17,594)	(18,835)	(34,631)	(37,423)
Voyage, charter hire and commission expenses, net	(900)	(1,439)	(877)	(2,339)	(2,376)
Administrative expenses	(5,264)	(6,059)	(6,222)	(11,323)	(12,865)
Depreciation and amortization	(18,810)	(18,936)	(18,898)	(37,746)	(38,795)
Total operating expenses	(42,011)	(44,028)	(44,832)	(86,039)	(91,459)

Operating income	41,361	44,097	45,484	85,458	97,506

Other non-operating income	—	—	21	—	42,549

Financial income/(expense):
Interest income	1,357	1,705	2,791	3,062	4,308
Interest expense	(19,180)	(19,678)	(19,863)	(38,858)	(39,348)
Gains on derivative instruments	4,065	11,301	16,705	15,366	10,704
Other financial items, net	(972)	(480)	(414)	(1,452)	(807)
Financial expenses, net	(14,730)	(7,152)	(781)	(21,882)	(25,143)

Income before income taxes and non-controlling interests	26,631	36,945	44,724	63,576	114,912
Income taxes, net	(153)	(133)	(78)	(286)	(134)
Net income	26,478	36,812	44,646	63,290	114,778
Net income attributable to non-controlling interests	(411)	(238)	344	(649)	(943)
Net income attributable to the Owners of Cool Company Ltd.	26,067	36,574	44,990	62,641	113,835

Net income attributable to:
Owners of Cool Company Ltd.	26,067	36,574	44,990	62,641	113,835
Non-controlling interests	411	238	(344)	649	943
Net income	26,478	36,812	44,646	63,290	114,778

Cool Company Ltd.
Unaudited Condensed Consolidated Balance Sheets

	At June 30,	At December 31,
(in thousands of $, except number of shares)	2024	2023
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	84,362	133,496
Restricted cash and short-term deposits	1,676	3,350
Intangible assets, net	—	825
Trade receivable and other current assets	10,146	12,923
Inventories	879	3,659
Total current assets	97,063	154,253

Non-current assets
Restricted cash	463	492
Intangible assets, net	8,534	9,438
Newbuildings	206,549	181,904
Vessels and equipment, net	1,685,936	1,700,063
Other non-current assets	19,150	10,793
Total assets	2,017,695	2,056,943

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	175,156	194,413
Trade payable and other current liabilities	106,415	98,917
Total current liabilities	281,571	293,330

Non-current liabilities
Long-term debt	827,241	866,671
Other non-current liabilities	81,938	90,362
Total liabilities	1,190,750	1,250,363

Equity
Owners' equity includes 53,702,846 (2023: 53,702,846) common shares of $1.00 each, issued and outstanding	755,706	735,990
Non-controlling interests	71,239	70,590
Total equity	826,945	806,580

Total liabilities and equity	2,017,695	2,056,943

Cool Company Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands of $)	Jan-Jun 2024	Jan-Jun 2023
Operating activities
Net income	63,290	114,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	37,746	38,795
Amortization of intangible assets and liabilities arising from charter agreements, net	(8,984)	(8,593)
Amortization of deferred charges and fair value adjustments	1,876	2,319
Gain on sale of vessel	—	(42,549)
Drydocking expenditure	(8,132)	(4,284)
Compensation cost related to share-based payment	1,111	1,197
Change in fair value of derivative instruments	(9,119)	(6,446)
Changes in assets and liabilities:
Trade accounts receivable	7,578	(3,885)
Inventories	2,780	387
Other current and other non-current assets	(2,743)	(4,892)
Amounts due to related parties	(542)	(1,270)
Trade accounts payable	(524)	26,966
Accrued expenses	(6,674)	(7,178)
Other current and non-current liabilities	3,706	12,236
Net cash provided by operating activities	81,369	117,581

Investing activities
Additions to vessels and equipment	(2,744)	(872)
Additions to newbuildings	(22,501)	—
Additions to intangible assets	(132)	(432)
Proceeds from sale of vessels & equipment	—	184,300
Net cash (used in) / provided by investing activities	(25,377)	182,996

Financing activities
Proceeds from short-term and long-term debt	—	70,000
Repayments of short-term and long-term debt	(57,963)	(144,828)
Financing arrangement fees and other costs	(4,830)	(1,892)
Cash dividends paid	(44,036)	(43,487)
Net cash used in financing activities	(106,829)	(120,207)

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(50,837)	180,370
Cash, cash equivalents and restricted cash at beginning of period	137,338	133,077
Cash, cash equivalents and restricted cash at end of period	86,501	313,447

Cool Company Ltd.
Unaudited Condensed Consolidated Statements of Changes in Equity

	For the six months ended June 30, 2024
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated balance at December 31, 2023	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580
Net income for the period	—	—	—	62,641	62,641	649	63,290
Share based payments contribution	—	—	1,189	—	1,189	—	1,189
Forfeitures of share based compensation	—	—	(78)	—	(78)	—	(78)
Dividends	—	—	—	(44,036)	(44,036)	—	(44,036)
Consolidated balance at June 30, 2024	53,702,846	53,703	510,438	191,565	755,706	71,239	826,945
(1) Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

	For the six months ended June 30, 2023
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated balance at December 31, 2022	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net income for the period	—	—	—	113,835	113,835	943	114,778
Share based payments contribution	—	—	1,197	—	1,197	—	1,197
Dividends	—	—	—	(43,487)	(43,487)	—	(43,487)
Consolidated balance at June 30, 2023	53,688,462	53,688	508,324	156,090	718,102	69,899	788,001

(1) Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

Appendix A - Non-GAAP Financial Measures and Definitions
Non-GAAP Financial Metrics Arising from How Management Monitors the Business
In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for presentation of the non-GAAP measure
Performance Measures
Adjusted EBITDA	Net income
'+/- Other non-operating income
+/- Net financial expense, representing: Interest income, Interest expense, Gains/(Losses) on derivative instruments and Other financial items, net
+/- Income taxes, net
+ Depreciation and amortization
- Amortization of intangible assets and liabilities - charter agreements, net

Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non-operating income, depreciation, amortization of intangible assets and liabilities - charter agreements, net, financing and tax items.

Average daily TCE	Time and voyage charter revenues	- Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days.
Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Total Contractual Debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation and fair value adjustments upon acquisition + Deferred Finance Charges
We consolidate two lessor VIEs for our sale and leaseback facilities (for the vessels Ice and Kelvin). This means that on consolidation, our contractual debt is eliminated and replaced with the Lessor VIEs’ debt.

Contractual debt represents our actual debt obligations under our various financing arrangements before consolidating the Lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations.

Total Company Cash	CoolCo cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	- VIE restricted cash and short-term deposits (current and non-current)
We consolidate two lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Company Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures
Adjusted EBITDA

	For the three months ended
(in thousands of $)	Apr-Jun 2024	Jan-Mar 2024	Apr-Jun 2023
Net income	26,478	36,812	44,646
Other non-operating income	—	—	(21)
Interest income	(1,357)	(1,705)	(2,791)
Interest expense	19,180	19,678	19,863
Gains on derivative instruments	(4,065)	(11,301)	(16,705)
Other financial items, net	972	480	414
Income taxes, net	153	133	78
Depreciation and amortization	18,810	18,936	18,898
Amortization of intangible assets and liabilities - charter agreements, net	(4,492)	(4,492)	(4,488)
Adjusted EBITDA	55,679	58,541	59,894

	For the six months ended
(in thousands of $)	Jan-Jun 2024	Jan-Jun 2023
Net income	63,290	114,778
Other non-operating income	—	(42,549)
Interest income	(3,062)	(4,308)
Interest expense	38,858	39,348
Gains on derivative instruments	(15,366)	(10,704)
Other financial items, net	1,452	807
Income taxes, net	286	134
Depreciation and amortization	37,746	38,795
Amortization of intangible assets and liabilities - charter agreements, net	(8,984)	(8,593)
Adjusted EBITDA	114,220	127,708

Average daily TCE

	For the three months ended
(in thousands of $, except number of days and average daily TCE)	Apr-Jun 2024	Jan-March 2024	Apr-Jun 2023
Time and voyage charter revenues	76,401	78,710	82,071
Voyage, charter hire and commission expenses, net	(900)	(1,439)	(877)
	75,501	77,271	81,194
Calendar days less scheduled off-hire days	963	1,001	1,001
Average daily TCE (to the closest $100)	$78,400	$77,200	$81,100

	For the six months ended
(in thousands of $, except number of days and average daily TCE)	Jan-Jun 2024	Jan-Jun 2023
Time and voyage charter revenues	155,111	173,239
Voyage, charter hire and commission expenses, net	(2,339)	(2,376)
	152,772	170,863
Calendar days less scheduled off-hire days	1,964	2,072
Average daily TCE (to the closest $100)	$77,800	$82,500

Reconciliations - Liquidity measures
Total Contractual Debt

(in thousands of $)	At June 30, 2024	At December 31, 2023
Total debt (current and non-current) net of deferred finance charges	1,002,397	1,061,084
Add: VIE consolidation and fair value adjustments	98,847	97,245
Add: Deferred finance charges	7,090	5,563
Total Contractual Debt	1,108,334	1,163,892

Total Company Cash

(in thousands of $)	At June 30, 2024	At December 31, 2023
Cash and cash equivalents	84,362	133,496
Restricted cash and short-term deposits	2,139	3,842
Less: VIE restricted cash	(1,676)	(3,350)
Total Company Cash	84,825	133,988

Other definitions

Contracted Revenue Backlog

Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent Adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.